                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ----------------------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       -----------------------------------

                                THE WISER OIL CO.
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                     --------------------------------------

                         (Title of Class of Securities)

                                    977284108
                     --------------------------------------
                                 (CUSIP Number)

                             K. Leonard Judson, Esq.
                       May, Potenza, Judson & Baran, P.C.
                      201 North Central Avenue, Suite 2210
                             Phoenix, AZ 85073-0022
                                 (602) 252-1110
                       -----------------------------------
            (Name, address and telephone number of person authorized
                      to receive Notice and Communications)


                                October 15, 1999
                        --------------------------------
             (Date of Event which Requires Filing of this Schedule)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 977284108                                                 Page 2 of 9

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Paul F. Glenn, Trustee, Paul F. Glenn Revocable Trust
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [  ]
                                                                     (b) [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS:
                  PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    [   ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
                  California
--------------------------------------------------------------------------------
         NUMBER OF         7.       SOLE VOTING POWER:
             SHARES                         400,000
         BENEFICIALLY      8.       SHARED VOTING POWER:
           OWNED BY                         77,500
               EACH        9.       SOLE DISPOSITIVE POWER:
           REPORTING                        400,00
         PERSON WITH       10.      SHARED DISPOSITIVE POWER:
                                            77,500
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  477,500
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES * [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:
                  5.33%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON *

                                  SCHEDULE 13D

CUSIP NO. 977284108                                                 Page 3 of 9


ITEM 1.           SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock, $3.00 par value, of The Wiser Oil Company, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 8115 Preston Road, Suite 400, Dallas, Texas 75225.

ITEM 2.           IDENTITY AND BACKGROUND:

This Schedule 13D is being filed by Paul F. Glenn, Trustee, Paul F. Glenn Revocable Trust ("Reporting Person"), a California revocable trust created by Declaration of Trust, dated August 23, 1990, as amended through the date hereof. The principal business address for the Reporting Person is P.O. Box 50310, Santa Barbara, CA 93108. Mr. Paul F. Glenn is the sole trustee of the Reporting Person and has the same business address as the Reporting Person. Mr. Glenn's principal occupation is investing for the Reporting Person and his own account. Mr. Glenn has not been convicted of any criminal proceeding and is not a party to any civil proceedings that would require disclosure pursuant to Items 2(d) or 2(e) of Schedule 13D. Mr. Glenn is a United States citizen.

Mr. Glenn is an executive officer and director of the Paul F. Glenn Foundation for Medical Research, Inc., an Arizona non-profit corporation (the "Glenn Foundation"), and has for disclosure purposes included in this Schedule 13D securities owned by the Glenn Foundation. The Reporting Person disclaims beneficial ownership of all of the securities reported in the Schedule 13D and this Schedule 13D owned by the Glenn Foundation. The fact that the Reporting Person has included securities owned by the Glenn Foundation in this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of any such securities. The principal business address of the Glenn Foundation is c/o Jack N. Rudel, Esq., Robbins & Green, P.A., Suite 1800 Norwest Tower, 3300 North Central Avenue, Phoenix, AZ 85012. The Glenn Foundation has not been convicted in any criminal proceeding and is not a party to any civil proceedings that would require disclosure pursuant to Items 2(d) or 2(e) of this
Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All of funds used by the Reporting Person to acquire the securities reported in this Schedule 13D are the personal funds of the Reporting Person or funds borrowed on margin accounts in the ordinary course of business at various securities brokerage firms at which the Reporting Person maintains securities trading accounts. With respect to the securities reported in this Schedule 13D owned by the Glenn Foundation, the source of funds used to acquire such securities are the funds of the Glenn Foundation or funds borrowed on margin accounts in the ordinary course of business at various securities brokerage firms at which the Glenn Foundation maintains securities trading accounts.

ITEM 4.           PURPOSE OF TRANSACTION:

The securities reported by this Schedule 13D were acquired for investment purposes. The Reporting Person may make additional purchases of the Issuer's securities either in the open market or in private transactions, depending upon Mr. Glenn's evaluation of the Issuer's business, prospects and financial condition; the market for the Issuer's securities; general economic conditions; money and stock market conditions; and other future developments. Depending on these same factors, the Reporting Person may decide to sell all or part of it's investments in the Issuer's securities.

                                  SCHEDULE 13D

CUSIP NO. 977284108                                                 Page 4 of 9


Except as set forth above, as of the date of this Schedule 13D, neither Mr. Glenn, the Reporting Person nor the Glenn Foundation have any current plans or proposals which would relate to, or result in, any of the actions specified in clauses (a) through (j) of Items 4 of Schedule 13D.

ITEM 5.           INTEREST IN THE SECURITIES OF THE ISSUER.

                  (a) According to the Issuer, the Issuer has 8,951,965 shares of its common stock issued and outstanding as of June 30, 1999. For the purpose of computing the aggregate number of shares of the common stock of the Issuer reported by the Reporting Person in this Schedule 13D, the Reporting Person owns 400,000 shares and the Glenn Foundation owns 77,500, for a total of 477,500 shares. As a consequence of the foregoing, such ownership constitutes approximately 5.33% of the Issuer's common stock issued and outstanding.

                  (b) For the purpose of this Schedule 13D, Mr. Paul F. Glenn, Trustee of the Reporting Person, has the sole power to vote or direct the vote and to dispose or direct the disposition of 400,000 shares of common stock of the Issuer and has shared power to vote or direct the vote and to dispose or direct the disposition of 77,500 shares of Common Stock of the Issuer held by the Glenn Foundation.

                  (c) Schedule I attached hereto sets forth the transactions effected by the Reporting Person and the Glenn Foundation for the previous 60 days in the class of securities of the Issuer reported by this Schedule 13D. All of the reported transactions were effected in open market transactions through the New York Stock Exchange utilizing the services of brokers and dealers.

                  (d) Except as set forth in this Schedule 13D, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as reported elsewhere in this Schedule 13D, neither the Reporting Person, Mr. Paul F. Glenn nor the Glenn Foundation have any contracts, arrangements, understandings or relationships (legal or otherwise) among each other or any other person with respect to the securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:

No exhibits are required to be filed as part of this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:    November 2, 1999

         /s/ K. Leonard Judson
         ------------------------------------------------------
         Paul F. Glenn, by K. Leonard Judson, Attorney-in Fact for Paul F. Glenn (Power of Attorney for execution by K. Leonard Judson, on behalf of Paul F. Glenn, has been filed with the United States Securities and Exchange Commission, a copy of which is attached hereto)

                                  SCHEDULE 13D

CUSIP NO. 977284108                                                 Page 5 of 9

                                   SCHEDULE I


      TRANSACTIONS IN CLASS OF SECURITIES REPORTED ON WITHIN PRIOR 60 DAYS
         PAUL F. GLENN REVOCABLE TRUST TRANSACTIONS IN THE WISER OIL CO.


                DATE                                      QUANTITY                              PRICE
               9/10/99                                     10,000                               3.938

               9/10/99                                     15,000                               3.938

               9/10/99                                     10,000                               3.938

               9/10/99                                      6,000                               3.938

               9/13/99                                      4,000                               4.563

               9/13/99                                      1,700                               4.563

               9/13/99                                      5,800                               4.75

               9/13/99                                     10,000                               4.625

               9/13/99                                      5,000                               4.563

               9/14/99                                      1,000                               4.563

               9/14/99                                      7,500                               4.625

               9/14/99                                      5,000                               4.50

               9/14/99                                     14,400                               4.625

               9/14/99                                      5,000                               4.625

               9/14/99                                        600                               4.563

               9/15/99                                     25,000                               4.728

               9/15/99                                     10,000                               4.438

               9/15/99                                     19,000                               4.493

               9/15/99                                        800                               4.375

               9/15/99                                      9,000                               4.625

               9/16/99                                      5,500                               4.625

               9/16/99                                     25,000                               4.75

               9/16/99                                      1,200                               4.688

               9/17/99                                      3,500                               4.625

               9/17/99                                      7,200                               4.625

               9/22/99                                     14,000                               4.625

               9/22/99                                     10,000                               4.625

               9/22/99                                     25,000                               4.724

               9/23/99                                     18,800                               4.75

               9/23/99                                     29,000                               4.748

              10/05/99                                      5,300                               3.625

              10/11/99                                     22,500                               3.00

              10/12/99                                      3,000                               3.25

              10/13/99                                      1,000                               3.375

              10/14/99                                      5,500                               3.438

              10/15/99                                     10,000                               3.50

              10/15/99                                     19,700                               3.50

                                  SCHEDULE 13D

CUSIP NO. 977284108                                                 Page 6 of 9

                DATE                                      QUANTITY                              PRICE
              10/15/99                                     10,000                               3.50

              10/15/99                                     10,000                               3.50

              10/25/99                                      5,000                               3.125

              10/29/99                                      4,000                               3.00

TOTAL                                                     400,000

                                  SCHEDULE 13D

CUSIP NO. 977284108                                                 Page 7 of 9

                                   SCHEDULE 1
             GLENN FOUNDATION TRANSACTIONS IN THE WISER OIL COMPANY

                  DATE                                  QUANTITY                                PRICE
               9/24/99                                     25,000                               4.728

               9/27/99                                      8,500                               4.75

               9/29/99                                      6,400                               4.50

               9/30/99                                     10,100                               4.50

              10/01/99                                      5,000                               4.00

              10/11/99                                     22,500                               3.00

TOTAL                                                      77,500

                                  SCHEDULE 13D

CUSIP NO. 977284108                                                 Page 8 of 9


                                POWER OF ATTORNEY


                  Know all by these presence, that the undersigned, Paul F. Glenn, individually and as trustee of the Paul F. Glenn Revocable Trust, created by instrument dated August 22 1990, hereby constitutes and appoints K. Leonard Judson, Esq., his true and lawful attorney-in-fact to act in its name, place and stead, to perform any and every of the following actions:

                  1. In connection with the securities holdings of Mr. Glenn and the Paul F. Glenn Revocable Trust in THE WISER OIL COMPANY, execute United States Securities & Exchange Commission ("SEC") Forms 3, 4 and 5 and any amendments thereto in accordance with Section 16(a) of the Securities Act of 1934, as amended (the "Exchange Act"), and the rules thereunder;

                  2. In connection with the securities holdings of Mr. Glenn and the Paul F. Glenn Revocable Trust in THE WISER OIL COMPANY, execute Schedule 13D and any amendments thereto in accordance with Section 13(d) of the Exchange Act and the rules thereunder;

                  3. In connection with the securities holdings of Mr. Glenn and the Paul F. Glenn Revocable Trust in THE WISER OIL COMPANY, execute Schedule 13G and any amendments thereto in accordance with Section 13(g) of the Exchange Act and the rules thereunder;

                  4. In connection with the securities holdings of Mr. Glenn and the Paul F. Glenn Revocable Trust in THE WISER OIL COMPANY, do and perform any and all acts which may be necessary or desirable to complete the execution of any such Forms 3, 4 or 5, Schedule 13D and/or Schedule 13G, any amendments thereto, and the timely filing of such form/schedule with the SEC and any other authority; and

                  5. In connection with the securities holdings of Mr. Glenn and the Paul F. Glenn Revocable Trust in THE WISER OIL COMPANY, take any other action of any type whatsoever with the SEC or any other securities commission (state, federal or foreign) or securities exchange which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required of, Mr. Glenn or the Paul F. Glenn Revocable Trust in connection with their securities holdings in THE WISER OIL COMPANY, it being understood that the documents executed by such attorney-in-fact pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

                  The undersigned hereby grants to the attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his

                                  SCHEDULE 13D

CUSIP NO. 977284108                                                 Page 9 of 9

substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. This Power of Attorney shall not be affected by any disability or incapacity which Paul F. Glenn may suffer at any future time or times. The undersigned acknowledges that the foregoing attorney-in-fact, serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Sections 13 and 16 of the Exchange Act. This Power of Attorney is governed by the laws of the State of Arizona without regard to the choice of laws provisions thereof.

                  IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed effective as of this 2nd day of November, 1999.



                                                /s/ Paul F. Glenn
                                       ----------------------------------------
                                       Paul F. Glenn

                                       PAUL F. GLENN REVOCABLE TRUST created by instrument dated August 22, 1990



                                                /s/ Paul F. Glenn
                                       ----------------------------------------
                                       Paul F. Glenn, Trustee

STATE OF CALIFORNIA        )
                           )ss
County of Santa Barbara    )

                  The foregoing instrument was acknowledged before me this ______ day of November, 1999, by Paul F. Glenn, individually, and as Trustee of the Paul F. Glenn Revocable Trust.



                                       ----------------------------------------
                                       Notary Public

My Commission Expires:


-----------------------------